Via EDGAR

Christina Chalk

Senior Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3628

Re:	Voltari Corp. May 23, 2019

PREM14A filed May 3, 2019

File No. 0-55419

Schedule 13E-3 filed May 3, 2019

Filed by Voltari Corp, Carl Icahn and others

File No. 5-88777

Dear Ms. Chalk:

This letter is in response to your letter, dated May 14, 2019 (the “Comment Letter”), on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), with respect to Voltari Corporation (the “Company”), regarding the above referenced Preliminary Proxy Statement (the “Proxy Statement”) and Schedule 13E-3 (the “Schedule 13E-3”).

This letter, Amendment No. 1 to the Proxy Statement, and Amendment No. 1 to the Schedule 13E-3 are being filed with the Commission electronically via the EDGAR system today.

The Company and the Purchaser Group (as defined in the Proxy Statement) respectfully submit the following responses with respect to each comment contained in the Comment Letter. For your convenience, each of the Staff’s comments is set forth in italic type immediately before the corresponding response. Capitalized terms used but not defined herein have the meanings given to them in the Proxy Statement.

Schedule 14A

Special Factors - Background of the Merger, page 20

1.

It appears from the disclosure in this Section of the proxy statement that financial advisor Alvarez & Marsal presented several oral reports/analyses of the proposed merger consideration during the negotiation process as the merger consideration was being determined. See for example, the “preliminary financial analys[e]s” of the proposed transaction provided by Alvarez & Marsal on February 6, 2019 and February 14, 2019. These analyses should be summarized in the proxy statement in reasonable detail. See Item 1015 of Regulation M-A.

Securities and Exchange Commission

May 23, 2019

Response: We have added a section to the Proxy Statement on page 34 titled “Other Presentations by the Financial Advisor to the Special Committee” in response to the Staff’s comment.

Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger, page 23

2.	Explain how the Board/Special Committee considered and analyzed the redemption of the preferred stock at the specified redemption price in assessing the fairness of the transaction.

Response: Revisions have been made to page 26 of the Proxy Statement in response to the Staff’s comment.

3.

Expand the discussion of how the Board/Special Committee considered historical trading prices of the Company’s common stock in assessing fairness. We note the chart on page 77, which shows that the common stock traded at a premium to the merger consideration in the first quarter of 2019 and in every quarter of 2018 but the last.

Response: Revisions have been made to page 23 of the Proxy Statement in response to the Staff’s comment.

Opinion of Financial Advisor to the Special Committee, page 27

4.

If Alvarez & Marsal did not consider the redemption of the preferred stock at the redemption price specified pursuant to the merger as part of its assessment of fairness, please so state in your disclosure.

Response: We respectfully refer the Staff to the disclosure on page 29 of the Proxy Statement which states: “Alvarez & Marsal did not express any view on, and its opinion did not address, any other term or aspect of the merger agreement or merger, including, without limitation, the consideration to be received by holders of the preferred stock in connection with the merger agreement, relative to the merger consideration to be received by the unaffiliated common stockholders or with respect to the fairness of such consideration….”

5.	For each analysis performed as part of the fairness analysis and described here, provide the per-share valuation or valuation range yielded.

Response: We respectfully refer the Staff to the disclosure on page 34 of the Proxy Statement which states: “Alvarez & Marsal deducted the aggregate liquidation preference of the Company’s preferred stock (including the original liquidation preference and accrued preferred dividends) from the implied total equity value reference ranges (aggregate preferred and common equity) indicated by the Net Asset Analysis, the Selected Public Company Analysis and the Precedent M&A Transaction Analysis and taking into account the maximum implied value to

Securities and Exchange Commission

May 23, 2019

the Company of the Company NOL and Tax Credits and the non-operating assets and liabilities of the Company. This analysis indicated implied value reference ranges per share of the Company’s common stock of -$7.03 to -$6.79 based on the Net Asset Analysis, -$7.00 to -$6.81 based on the Selected Public Company Analysis and -$6.99 to -$6.80 based on the Precedent M&A Transaction Analysis, in each case after taking into account the maximum implied value to the Company of the Company NOLs and tax credits and the non-operating assets and liabilities of the Company, and in each case, compared to the merger consideration of $0.86 per share of our common stock.”

6.

On page 28 of the proxy statement in the bullet points, you refer to “certain non-public internal financial information and other data relating to the business and financial prospects of the Company” that were provided to the fairness advisor and considered by it in conducting the fairness analysis. This appears to encompass non-public forecasts and projections. This information should be summarized in the proxy statement. Please revise or advise.

Response: We supplementally advise the Staff that the non-public internal financial information and other data relating to the business and financial prospects of the Company referenced on page 28 of the Proxy Statement refers to unaudited financial information, supplemental data and qualitative information regarding the Company’s prospective operations and financial position. No forecasts were provided to Alvarez & Marsal or considered by Alvarez & Marsal in conducting its fairness analysis and, as disclosed on pages 28 and 31 of the Proxy Statement, multi-year financial projections of the Company were unavailable.

7.

Refer to the first paragraph on page 31. There, you state that the fairness opinion does not constitute a recommendation as to how any person should vote on the merger, “instead it merely stated whether the merger consideration to be received by unaffiliated common stockholders in the merger was within a range suggested by certain financial analyses.” This description appears inconsistent with disclosure elsewhere in the proxy statement, where you note that Alvarez & Marsal opined that the merger consideration is fair to such holders from a financial point of view. Please revise or advise.

Response: We respectfully submit to the Staff that Alvarez & Marsal’s engagement was limited to providing an opinion as to the fairness, from a financial point of view, to the unaffiliated holders of the Company’s common stock of the merger consideration to be received by such holders in the merger and was not intended to constitute a recommendation as to how any person should vote on the merger. As disclosed on page 31 of the Proxy Statement: “The decision as to whether to proceed with the merger or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which Alvarez & Marsal’s opinion was based.”

8.

For the Selected Public Company Analysis on page 32, explain how the selected peer group companies were chosen. Currently your disclosure states only that Alvarez & Marsal deemed them relevant “because they were deemed to be similar to the Company in one or more respects. Provide the same expanded disclosure with respect to the Precedent M&A Transaction Analysis on page 33. (Some information about the selection process appears in the financial analysis filed as an exhibit to the Schedule 13E-3 and should be summarized here).

Securities and Exchange Commission

May 23, 2019

Response: Revisions have been made to pages 32 and 33 of the Proxy Statement in response to the Staff’s comment.

Historical Consolidated Financial Information, page 76

9.

We note that you have incorporated by reference the financial information required by Item 1010(a) and (b) of Regulation M-A. Therefore, the disclosure document disseminated to shareholders should include the summarized financial information required by Item 1010(c) of Regulation M-A. See Instruction 1 to Item 13 of Schedule 13E-3.

Response: Revisions have been made to pages 78 and 79 of the Proxy Statement in response to the Staff’s comment.

*            *             *

If the Staff should have any questions concerning any of the responses above, or if you require additional information, please do not hesitate to contact James Bedar, Esq., on behalf of the Company, at (617) 856-8167, or Corby Baumann, Esq., on behalf of the Purchaser Group, at (212) 908 3933.

Sincerely,

/s/ James Bedar
Brown Rudnick LLP
One Financial Center
Boston, MA 02111

/s/ Jesse Lynn
High River Limited Partnership
767 Fifth Avenue, 47th Floor
New York, NY 10153